Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Subject Company: Amersham plc
Commission File No.: 1-14710

Extract from presentation made by General Electric Company on October 10, 2003 at 8:30 am EDT

October 2003

Creating GE Healthcare Technologies

Recommended Acquisition of Amersham

This presentation contains "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by words such as "expects", "anticipates","intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the Acquisition.  These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstances.  Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected operating synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces.  More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC.  Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This presentation includes certain non-GAAP financial measures as defined by SEC rules.  As required by SEC rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available in our GAAP Reconciliation file on our investor relations website at www.ge.com/investor .

Impact of Changing
Demographics

-- 1995 to 2005

U.S.

Japan

Germany

China

Fundamentals Drive Long-Term Healthcare Growth

1960-’72

7.6%

‘72-’75

3.5%

‘75-’77

6.8%

‘77-’79

4.1%

‘79-’82

6.1%

‘82-’87

4.9%

‘87-’90

7.0%

‘90-’95

7.3%

‘95-’00

5.6%

‘00-’06

7.8%

Growth in
Healthcare Spending
-- U.S. Example

40-Year Avg.

6.8%

+  $1T

+$100B

+$170B

+$100B

+20%

+25%

  +8%

+26%

Incremental
Health Care
Spend

Change in
% of Pop.
Age >55 Yrs

Aging Populations Entering Peak Earning Years

Technology Critical to Improvements in Efficiency and Care Quality

New Demand from Emerging Opportunities in Genomics and Proteomics

Consistent Rebounds from Short-Lived Government / Payer “Shocks”

HMO

Act

Carter

Initiatives

DRGs

Managed

Care

Reforms

Focus

Evolution

Focus

Evolution

Focus

Evolution

✓✓✓

✓✓✓

✓

4

GEMS Today  - Growth Engine in Imaging, Services & IT

Key GE Growth Business

~$10B ‘03 Revenue

~18% Op Profit Margin

              (LTM 9/30/03)

Diagnostic
Imaging

Anatomical Imaging

Technology Innovation

Clinical Productivity

Globalization

Molecular Imaging

Sales ’03E:         $5.6B

CAGR:

~10%

Services

Hospital Productivity

Partnership

Whole Hospital

Performance  ROI

Maintenance

Sales ’03E:       $2.7B

CAGR:

~10%

Information
Technology

PACS

Clinical IT Systems

Physician Workflow

Paperless, Filmless,
Wireless

Sales ’03E:       $2.0B

CAGR:

~30%

CAGR = 2000 to 2003

Dramatic
Increase in
Imaging
Information

Need for
Provider Quality
& Productivity

Emergence of
Molecular &
Personalized
Medicine

Trends

GEMS

Today

E = This forward looking statement relating to the financial performance of GE has not been prepared or verified to the standards required by the UK City Code on Takeovers and Mergers, including its requirements for reports by auditors and financial advisers.

The Potential of Molecular Imaging – Cancer Therapy

Standard CT Anatomic Evaluation

PET –FDG Metabolic Evaluation

Baseline

24 Hours

7 Days

Baseline

3 Months

Tumor
Activity Decrease
Observed
Within Days

Tumor
Shrinkage
Observed
After Months

Provides the Basis for Better Patient Outcomes …

And Long-Term Leadership for GE

Focus
Focus
Focus
Focus
Focus
Evolution
Evolution
Evolution
Evolution

6

Tomorrow… GE Healthcare Technologies … Fast Growing

Diagnostic
Imaging

Anatomical Imaging

Technology Innovation

Clinical Productivity

Globalization

Molecular Imaging

Services

Hospital Productivity

Partnership

Whole Hospital

Performance  ROI

Maintenance

Information
Technology

PACS

Clinical IT Systems

Physician Workflow

Paperless, Filmless,
Wireless

Life Sciences

Drug Development

Molecular Medicine

More Effective Drug Dev’t

In-vivo Diagnostics

Enabling Molecular Med.

Sales ’03E:       $1.1B

CAGR:

 ~8%

Diagnostic
Pharma

Diagnostic Productivity

Targeted  Imaging
Agents

Sales ’03E:       $1.6B

CAGR:

~12%

Complementary Platform

Accelerate Molecular Imaging

Exciting New Platform

Tools for Disease Research and
Drug Discovery / Development

Proteins

Sales ’03E:         $5.6B

CAGR:

~10%

Sales ’03E:       $2.7B

CAGR:

~6%

Sales ’03E:       $2.0B

CAGR:

~30%

CAGR = 2000 to 2003;

E = This forward looking statement relating to the financial performance of GE has not been prepared or verified to the standards required by the UK City Code on Takeovers and Mergers, including its requirements for reports by auditors and financial advisers.

Source for Diagnostic Pharma & Life Sciences:  Average Analyst Estimates

$/£= 1.66

GE Medical Systems and Amersham…
… Creating GE Healthcare Technologies

$13 Billion
High Tech,
High Growth,
High Margin
Business

Positions GE for a New Chapter in Diagnostic Medicine
… Imaging + Diagnostic Pharma + Clinical IT + Biosciences

Creates a Group of Technology & Service-Driven Healthcare
Businesses With Combined ’03 Pro-forma Revenue of $13B

Accelerates the Development of Molecular Imaging & Personalized Medicine
… Technologies Enabling Customers to Treat & Monitor Disease at Each Phase

Expands the Addressable Customer Base Providing New Distribution Channels

Performs Financially for Investors… Accretive by Year 2

~$500MM of Potential Annual Margin Benefits from Synergies by Year 3

Enhances GE Financial Flexibility

Makes GE Stronger

The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

Amersham

Amersham

Amersham Health

Amersham Biosciences

Sales ($B)

9

$2.1

~$2.7

2000

2003E

Protein Separations:  Reagents and
Purification Systems For Bio-
pharmaceuticals

Discovery Systems: Tools /Reagents
Used in Drug Discovery & Dev’t

Sales ’03E: $1.6B     CAGR: 12%

Sales ’03E: $1.1B    CAGR: 8%

Amersham

Products & Technologies For Disease Diagnosis and Molecular Medicine
… Vision for Personalized Medicine

OP%              17%

18%

Financial Summary

Industry Size:  ~$20B

Industry Growth:  5 -10%

10%
CAGR

Complementary Platform

Diagnostic Pharma

New Growth Platform

Life Sciences

CAGR = 2000 to 2003

Contrast Agents and
Radiopharmaceuticals
to Enhance Imaging of
Anatomy, Organs, Tissue and
Cells, and Molecular Activity

(LTM 1H FY 2003)

E = Source:  Average Analyst Estimates

$/£= 1.66

Common Commitment to
Healthcare Technology …

Global Business with Strong Technical, Service and
Commercial Culture

GEMS

Amersham

GE/GEMS

Amersham

GEMS

Physics

Electrical Eng.

Software Dev’t

Clinical
Applications & IT

Amersham

BioTechnology

Chemistry

Genomics

Proteomics

… in Complementary Areas of
Expertise

~16,000 Commercial Resources
Driving Global Growth…

Complementary Resources & Expertise… Great Synergy Opportunities

Sales &
Service

… Adding Recurring Revenue
Streams From Consumables

GE Adds Geographic Coverage (e.g. China) to Amersham…

… Amersham adds Pharmaceutical Channel to GE

35%
Systems

65% Reagents

100% Imaging Agents

– Service Component

Global Revenue

N.Am

Europe

Japan

ROW

Team

60%

20%

10%

10%

13,000

49%

26%

17%

8%

3,260

Investment

Technologists

~$800MM

5,000

~$300MM

1,200

Imaging Agents and Novel Molecular Targets

Financial Summary

Industry Size:  ~$5B

Industry Growth:  ~10%

High Margin, High Growth Segment

Customers – Hospitals, Imaging Centers,
GPOs, Research/Universities

Competitors … Schering, Bracco, Tyco, Bristol
Myers, Guerbet, and many others

$1.2

~$1.6

2000

2003E

12%
CAGR

OP%              25%

25%

Excellent Product Offering

Robust New Product Pipeline

Superior Product Performance Results in
High Margins

100% “Flow” Business … Recurring
Revenues

(LTM 1H FY 2003)

E = Source:  Average Analyst Estimates

$/£= 1.66

Fastest Growth Procedures Use Diagnostic Pharma

Growth

Drivers

Annual Imaging Procedures

2002

2006E

Interventional

+12%

CT

X-ray

MR

Ultrasound

Enhance What
Can Be Seen

Detect
Disease
Function

Radio Pharma

Myoiew

DaTSCAN

Ceretec

FDG

PET

Nuclear Med

MR

Contrast Agents

Omnipaque

Visipaque

Omniscan

Optison

Traditional: Anatomical Imaging

Now: Functional  Imaging

New Applications Drive
Penetration and Procedure Growth

Agents Usage 3-4x for Patients Over 45

New Imaging Applications & High Tech Imaging Media Drive Growth

333MM

450MM

CAGR

+8%

Procedure

Agent

Agent

Growth

Penetration

Growth

X-Ray & CT

5%

12%

5%

PET & Nuc’l Med

8%

100%

10%

MR

8-10%

2.5%

7%

Ultrasound

7%

0.5%

12%

Customers – Research Labs, Biotechs,
Pharmaceuticals… Where GEMS Is Going

Competitors – Waters, Applied Bio, Agilent,
Perkin Elmer, Invitrogen, Millipore, and many others

Financial Summary

Industry Size:  ~$15B

Industry Growth:  5 -10%

2000

2003E

Discovery
Systems

Protein
Separation

$0.9

$1.1

8%
CAGR

OP%              10%

11%

Excellent Product Offering

Protein Separations

Discovery Systems

High Value-add Delivers High Margins in
Protein Separations

  30+% OP

Instruments and Flow Business

  26,000 Unit Installed Base (Lab + Production)

CAGR = 2000 to 2003

Instruments and Reagents for Drug
Discovery and Manufacturing

Enabling Molecular Medicine

14%
CAGR

(LTM 1H FY 2003)

E = Source:  Average Analyst Estimates

$/£= 1.66

in Development
Nov-99
May-00
Nov-00
May-01
Nov-01
May-02
Nov-02

200
160
120
80
40
0

14

Drug
Development Process

Bio-pharmaceuticals
in Development

Bioprocess sales (£m)

No of approved
biopharmaceuticals

Demand for Amersham Offerings Driven by
Rapid Growth of Life Sciences & Bio-Pharma

Researchers and Bio-pharma Companies
Need Large Quantities of Pure Proteins
for Drug R&D… and More for Production

Genomics & Proteomics

DNA Analysis - Understand
Basis of Disease… Why ?

Protein Analysis - Understand
Disease Function…How?

Bio-Assays

Screen Potential Drugs for
Impact on Living Cells.

Analyze Drug Candidates for
Toxicology, i.e. Safety

Production Separations

Scale-Up & Large-Scale
Biopharma Manufacturing

Development
& Clinicals

Commercial
& Manuf’g

Research &
Discovery

Amersham Biosciences Key Technologies

Protein
Separations

Lab and Production

Discovery Systems

Sequencing,

Genotyping, Expression

Analysis, Protein

Analysis, Screening

300

350

400

450

500

550

Drug Development Process

Discovery

Systems

Development
& Clinicals

Commercial & Manufacturing

~$25B Global Pharma
Spend … +11% CAGR

400+ Investigational New
Drug Filings Annually

30 New Drugs Approved
Annually

Protein Manufacturing
Capacity Growing 50%/yr

~$40B Spend on Dev’t &
Clinical Trials … +12% CAGR

2,300 Total Clinical Trials …
300+ Protein-Based Trials

Research &
Discovery

Protein

Separations

$0.6B

Research &

Discovery

Commercial &

Manufacturing

Development &

Clinical Trials

$0.5B

+

+

+++

35% Systems

+

+++

--

2003E

Revenue

65% Reagents

Amersham Sales to Pharmaceutical Customer Base…

Amersham Participates in All Phases of the Process

… New Channel Opportunity for GE Imaging Equipment

($B)

E = Source:  Average Analyst Estimates

$/£= 1.66

GE Medical + Amersham:  Complementary Skills

GE Brings

Imaging

Information

China

Installed Base

Global Research

Common Capability

Technical Excellence

Global Distribution

Services Mindset

Customer Focus

Amersham Brings

Biotechnology

Chemistry

Pharma Channel

Europe

Installed Base

Great Businesses Today … Better Businesses Tomorrow

The Future:
Molecular Imaging and
Personalized Medicine

Therapy & Diagnostics

Molecular Imaging

Accelerate development of
imaging agents and Information

Development of targeted molecular
biomarkers

Life-Sciences Instruments Growth…
for future molecular diagnostics

Technologies used in drug discovery
migrate to clinical arena

GE Medical Systems + Amersham

Bring Together

Diagnostic Imaging and Life Sciences

Molecular Imaging & Personalized Medicine Vision

Assess Disease Risk for Prevention

Diagnose Earlier to Intervene Earlier

Guide Therapy Selection & Delivery

Monitor Therapeutic Efficacy

Improve Patient
Outcomes

Amersham
Biosciences

Amersham
Health

GE Medical Systems

GE Medical Systems

Amersham

19

The Approach

Biomarkers

Identified from studies of the
Human Genome & Proteome

The Blueprint
of the Disease

Diagnosing In-Vivo
&

Monitoring Therapy
Effectiveness

Discover The Basis

of Disease

Employ High
Tech Imaging

Diagnose
& Treat

Add Targeted Chemistry
Selectively Binds to Protein /
Gene and Amplifies its Signal

+ Imaging Technology
Using high-sensitivity, high-
resolution imagers

3T MR

PET

PET

-

CT

Heart Disease…#1 Killer

Unique Cardiac Markers

Pre-emptive Diagnosis

Breast, Prostate, Lung

Programmed Cell Death

Proliferation Markers

Neuronal Loss

Cognitive Loss

Inflammatory Response

Airway Remodeling

Immune Cell Response

Cancer…1 in 3 Afflicted

Alzheimer’s

Respiratory…Global Risk

The Molecular Medicine Opportunity

Therapy Evaluation

<2

Metastasis

IV

<5-10

Large, extensive node

IIIb

10-30

Moderate, extensive node

IIIa

30-40

Moderate, local lymph node

IIb

50

Small, local lymph node

IIa

60

Larger, localized

Ib

>70

Small nodule, localized

Ia

Indicative

5yr Survival%

Detection Today

Detection
Tomorrow

Detecting &
Treating
Cancer Earlier
…More Lives
Saved

Survival Rate Based Upon Early Detection

IVD/Chromosome

Diagnostic Image

Therapy Selection

Monitoring

Most common fatal malignancy

85% of patients die of their disease

US direct medical costs >$5 B

Lung

Cancer…

Promise For Key Clinical Needs

Offer Summary

Smart Strategic Transaction… Good Valuation

GE Healthcare Technologies

Valuation

800p per Amersham Share… ~$9.5B

EBIT Multiple In-line with Comps…
Improved With Synergies

Funding

GE Issues Common Shares (~313.5MM)

Exchange Ratio Protections

$200-300MM Synergy Benefit Year 1

Grows to ~$500 by Year 3

2/3 Cost-related

Returns

Accretive to GE EPS & Cash in Yr 2

Slight Dilution to GE ROTC …
Steady Improvement Post-closing

GE = $30.5;  $/ £ = 1.66

~$13B

2003
Revenue
Run Rate

Diagnostic Pharma and
Bio-Sciences (Amersham)

~$2.7

Healthcare IT, including
Instrumentarium (closed 10/’03)

~$2.5

Diagnostic Imaging
Equipment and Services

~$8B

17.5% Operating Margin

$2.1B Operating Profit

   Solid Double-Digit Growth

Acquisition Recommended by Amersham Board

Deal Summary

LTM 1H FY 2003

The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

LTM EBIT Multiple
33.5x
29.1x
26.6x
20.6x
19.3x
18.8x
16.0x
15.5x
14.7x
13.1x
Invitrogen
Perkin Elmer
Qiagen
Millipore
Applied BioSystems
Techne
Waters
Amersham
Varian
Beckman Coulter

4-Week Premium (%)

23

Deal Premium in
Line with Comps

Pre-Deal Trading at Discount
to Comparables

Amersham Transaction–a)

Firm Value/EBITDA–a)

17.1x

Firm Value/EBIT–a)

21.8x

Price Earnings–a)

30.6x

Transaction Valuation Consistent With Comparables

47%

42%

48%

46%

43%

Cross
Border

Healthcare

Avg .
Pharma

GE /
AHM

All

Healthcare

All UK

(a- LTM 1H FY 2003

Share Exchange Mechanism
… Protects Both Amersham and GE Shareholders

Protect Against Partial (21.6%) Decline in GE Share Price (in £)

Receive up to 1% Upside (8p) with GE Share Price Appreciation
Between Posting Date and Close (Approximately 6 Weeks)

Amersham

Shareholders

GE

Shareholders

Amersham & GE Shareholders Protected

313.5

399.9

£14.36

GE Share Decline (in £)

GE Share Appreciation (in £)

£18.32

$30.49

Exchange

Offer

Exchange Offer

Exchange Offer
… Set @ 313.5MM GE Shares

Maximum Offer
… Set @ 399.9MM GE Shares

Offer Calculation

717.9MM Amersham Shares
x £8.00 = £5.7B

£5.7B ÷ £18.32
= 313.5MM GE Shares

FX @ $1.66/ £

Maximum Shares to Be Issued Known Today

Number of GE Shares Issued Decline as GE Share Price (in £) Increases

Amersham
GE Medical Systems

Amersham
GE Medical Systems

25

Year 3
Run Rate:

Significant Cost and Revenue Synergies

$200 - $300 Million Synergy Benefit in Year 1
from Combined Operations

’03 Revenue – LTM 1H’03

’03 Cost – LTM 1H’03

New Customers

Broader Geographic Coverage

Accelerated Product Introduction

Expanded Services Penetration

Sourcing

General & Administrative

Global Infrastructure

Manufacturing Efficiency

Speed to Market

~$9.4

~$2.6

~$2.1

~$7.8

~$12B

~$10B

~3%

~3%

$350 – $400

$300 – $400

Year 3
Run Rate:

($100-200 Margin Benefit)

Financial Outlook

Revenue
($MM)

CAGR

12%

Good Strategic & Financial Combination

Op Profit   ~18%

~18%

Accelerate Revenue Growth

Enhance Margin Through Synergies &
Productivity

Good Cash Generation

Acquisition Impact on GE:

Non-Dilutive Year 1 Excluding
In-Process R&D

$0.01 Accretive Year 2

Slight Dilution of Return on Total
Capital

Outlook

Other Considerations

In Process – R&D & Purchase
Accounting

Subject to Regulatory Approvals

Capital Efficient

High Margin

Fast Growth

$9.3

$13

+10%

+13%

Proforma
Run Rate

(LTM 1H 2003)

$/£= 1.66

The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

Leadership Team

Bill Castell Will Be CEO – GE Healthcare Technologies
& Vice Chairman of GE

Experienced Industry Leader

Well Regarded Global Business Leader

First GE Business Based in Europe

Business Headquartered in U.K.

Strong GEMS Business Led by Joe Hogan & Will
Remain Based in Milwaukee

Industry’s Most Talented Team

GE Medical Systems and Amersham…
… Creating GE Healthcare Technologies

$13 Billion
High Tech,
High Growth,
High Margin
Business

Makes GE Stronger

Positions GE for a New Chapter in Diagnostic Medicine
… Imaging + Diagnostic Pharma + Clinical IT + Biosciences

Creates a Group of Technology & Service-Driven Healthcare
Businesses With Combined ’03 Pro-forma Revenue of $13B

Accelerates the Development of Molecular Imaging & Personalized Medicine
… Technologies Enabling Customers to Treat & Monitor Disease at Each Phase

Expands the Addressable Customer Base Providing New Distribution Channels

Performs Financially for Investors… Accretive by Year 2

~$500MM of Potential Annual Margin Benefits from Synergies by Year 3

Enhances GE Financial Flexibility

The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities.  If and when General Electric commences its acquisition for
Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the
Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10)
thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K.
If and when General Electric and General Electric Investments commence their acquisition for
Amersham securities and the acquisition is implemented by way of an offer rather than a  scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC.
If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters.  Holders of Amersham securities who are US persons or who are located in the United
States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer.  Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by
Amersham relating to the offer.  Such prospectus and any other relevant documents filed by
General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric.  These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W.,
Washington, D.C. 20549, US.  For further information about the public reference room, call the
SEC at +1 800 732 0330.